Exhibit 99.1

ELTEK LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

U.S. Dollars in thousands

UNAUDITED

INDEX

Page

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	F-2 - F-3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	F-4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY	F-5 - F-6

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	F-7 - F-8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-9 - F-18

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
	Note	2025	2024
		Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	1,770	7,575
Short-term bank deposits	4	9,385	9,663
Trade receivables (net of allowance for credit losses of $342 and $301 on June 30, 2025 and December 31, 2024, respectively)		14,480	11,786
Inventories	5	12,874	9,488
Other accounts receivable and prepaid expenses		404	602

Total current assets		38,913	39,114

LONG-TERM ASSETS:

Severance pay fund		61	56
Deferred tax asset, net		334	496
Operating lease right-of-use assets		6,409	5,911
Property and equipment, net		18,703	14,578

Total long-term assets		25,507	21,041

Total assets		64,420	60,155

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
	Note	2025	2024
		Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		7,197	7,367
Other accounts payable and accrued expenses		5,527	5,136
Short-term operating lease liabilities		1,047	827

Total current liabilities		13,771	13,330

LONG-TERM LIABILITIES:

Accrued severance pay		525	443
Long-term operating lease liabilities		5,477	5,190

Total long-term liabilities		6,002	5,633

COMMITMENTS AND CONTINGENT LIABILITIES	6	-	-

SHAREHOLDERS' EQUITY:	7
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares on June 30, 2025 and December 31, 2024; Issued and outstanding: 6,715,624 shares on June 30, 2025 and 6,714,040 shares at December 31, 2024		6,012	6,011
Additional paid-in capital		32,634	32,627
Foreign currency translation adjustments		3,750	664
Capital reserves		2,777	2,507
Accumulated deficit		(526)	(617)

Total shareholders' equity		44,647	41,192

Total liabilities and shareholders' equity		64,420	60,155

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Note	Six months ended June 30,		Three months ended June 30,
		2025	2024	2025	2024
		Unaudited

Revenues	8	25,285	22,249	12,529	10,466
Cost of revenues		20,054	17,361	9,510	8,830

Gross profit		5,231	4,888	3,019	1,636

Operating expenses:
Research and development, net		50	62	-	47
Selling, general and administrative		3,000	2,700	1,563	1,184

Operating income		2,181	2,126	1,456	405
Financial income (expense), net		(508)	839	(1,012)	489

Income before income taxes		1,673	2,965	444	894
Taxes on income	11	306	475	79	143

Net income		1,367	2,490	365	751

Other comprehensive income (loss):
Foreign currency translation adjustments		3,086	(1,269)	3,890	(731)

Total comprehensive income		4,453	1,221	4,255	20

Basic income per ordinary share		0.20	0.38	0.05	0.11
Diluted income per ordinary share		0.20	0.38	0.05	0.11

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of April 1, 2025	6,714,040	6,011	32,627	(140)	2,645	385	41,528

Share-based compensation	-	-	-	-	132	-	132
Dividend distribution						(1,276)	(1,276)
Exercise of stock options	1,584	1	7	-	-	-	8
Comprehensive income:
Foreign currency translation adjustments				3,890			3,890
Net income	-	-	-	-	-	365	365

Balance as of June 30, 2025	6,715,624	6,012	32,634	3,750	2,777	(526)	44,647

Balance as of April 1, 2024	6,704,830	6,003	32,584	245	2,032	(3,102)	37,762
Share-based compensation	-	-	-	-	154	-	154
Exercise of stock options	3,692	3	13	-	-	-	16
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(731)	-	-	(731)
Net income	-	-	-	-	-	751	751

Balance as of June 30, 2024	6,708,522	6,006	32,597	(486)	2,186	(2,351)	37,952

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2025	6,714,040	6,011	32,627	664	2,507	(617)	41,192

Share-based compensation	-	-	-	-	270	-	270
Dividend distribution						(1,276)	(1,276)
Issuance of shares, net	-	-	-	-	-	-	-
Exercise of stock options	1,584	1	7	-	-	-	8
Comprehensive income:
Foreign currency translation adjustments	-	-	-	3,086	-	-	3,086
Net income	-	-	-	-	-	1,367	1,367

Balance as of June 30, 2025	6,715,624	6,012	32,634	3,750	2,777	(526)	44,647

Balance as of January 1, 2024	6,020,693	5,443	23,587	783	1,900	(4,841)	26,872

Share-based compensation	-	-	-	-	286	-	286
Issuance of shares, net	625,000	512	8,800	-	-	-	9,312
Exercise of stock options	62,829	51	210	-	-	-	261
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(1,269)	-	-	(1,269)
Net income	-	-	-	-	-	2,490	2,490

Balance as of June 30, 2024	6,708,522	6,006	32,597	(486)	2,186	(2,351)	37,952

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,367	2,490

Adjustments required to reconcile net income to net cash flows provided by operating activities:
Depreciation	967	753
Financial expenses (income), net	466	(186)
Share-based compensation	270	286
Changes in deferred income tax assets, net	202	91
Increase (decrease) in employee severance benefits, net	46	(30)
Decrease (increase) in trade receivables, net	(1,733)	517
Decrease (increase) in operating lease right-of-use assets	694	372
Increase (decrease) in operating lease liabilities	(694)	(369)
Decrease (increase) in other receivables and prepaid expenses	247	309
Decrease (increase) in inventories	(2,612)	(565)
Increase (decrease) in trade payables	(2,000)	(536)
Increase (decrease) in other liabilities and accrued expenses	(28)	(249)

Net cash provided by (used in) operating activities	(2,808)	2,883

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,880)	(5,947)
Withdrawal of (investment in) short-term bank deposits, net	534	(6,534)

Net cash used in investing activities	(2,346)	(12,481)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	8	261
Dividend distribution	(1,276)	-
Issuance of shares, net	-	9,312

Net cash provided by (used in) financing activities	(1,268)	9,573

The accompanying notes are an integral part of these interim consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024

Effect of exchange rate on cash and cash equivalents	617	(376)

Decrease in cash and cash equivalents	(5,805)	(401)
Cash and cash equivalents at the beginning of the year	7,575	9,278

Cash and cash equivalents at the end of the year	1,770	8,877

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid during the year for:

Cash paid for income taxes	14	22

Supplemental Disclosures of non-cash activity:

Purchase of property and equipment, not yet paid	888	1,305
Right-of-use assets recognized with corresponding lease liabilities	513	42

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL

a.	General:

-
Eltek Ltd. ("the Company") was established in Israel in 1970, and its ordinary shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company". As of December 31, 2024, Eltek Europe GmbH is inactive.

-
The Company manufactures, markets and sells printed circuit boards ("PCBs"), including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe, India and North America.

-	The Company markets its products mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment industries, as well as to contract electronic manufacturers.

-
The Company is controlled by Nistec Golan Ltd ("Nistec Golan"). Nistec Golan is controlled indirectly by Mr. Yitzhak Nissan, who owns, indirectly through Nistec Holdings Ltd., all of the shares of Nistec Golan (Nistec Holdings Ltd. and any of its subsidiaries are referred to as "Nistec").

b.	Credit facilities:

The Company has a revolving credit facility pursuant to which the Company may withdraw an aggregate amount of up to NIS 8.7 million ($2.6 million). As of June 30, 2025, and December 31, 2024, the Company has no outstanding amounts under the facility.

c.	Business risks and condition:

-
The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of Israel’s continuing war against Hamas and Hezbollah, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL (CONT.)

-
As of June 30, 2025, the Company's working capital amounted to $25.1 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

-
In October of 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attacks, Israel’s security cabinet declared war against Hamas and commenced a military campaign. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. During November 2024, a ceasefire in Lebanon was declared. It is currently unclear how long the war against Hamas in Gaza may continue. It is possible that these hostilities will escalate in the future into a greater regional conflict, and that additional terrorist organizations and countries will actively join the hostilities. As of August 2025, these events have had no material impact on the Company's operations.

-
The Company's commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, the Company cannot assure that this government coverage will be maintained or, if maintained, will be sufficient to compensate fully the damages incurred.

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation

The accompanying interim consolidated unaudited financial statements have been prepared in a condensed format and include the consolidated unaudited financial operations of the Company as of June 30, 2025 and for the six and three month periods then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods.

Accordingly, the accompanying interim consolidated unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for a complete set of financial statements. These interim consolidated unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2024 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 8, 2025 (the "Annual Report"). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2025, are not necessarily indicative of the results that may be expected for the year ended December 31, 2025.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

B.	Use of Estimates

The preparation of the interim consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the useful lives of property and equipment, allowance for credit losses, deferred tax assets, inventory write-offs, other contingencies and share-based compensation costs. Actual results could differ from these estimates.

C.	Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024. There have been no significant changes to these policies during the six months ended June 30, 2025.

D.	Recently Issued Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure in the notes to the financial statements of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	CASH AND CASH EQUIVALENTS
	June 30,	December 31,
	2025	2024
	Unaudited

Denominated in U.S. dollars	811	3,469
Denominated in NIS	682	2,230
Denominated in Other Currencies	277	1,876

	1,770	7,575

NOTE 4:-	SHORT-TERM BANK DEPOSITS

Short-term bank deposits are U.S. Dollar denominated and bear interest of 5.6%.

NOTE 5:-	INVENTORIES
	June 30,	December 31,
	2025	2024
	Unaudited

Raw materials	5,770	4,141
Work-in-progress	6,682	4,467
Finished goods	422	880

	12,874	9,488

During the periods ended June 30, 2025 and June 30, 2024, the Company recorded inventory write-offs in the amounts of $60 and $67, respectively. Such write-offs were included in cost of revenues.

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks. As of June 30, 2025 the Company has no debt outstanding to banks; however, such pledges has not yet been cancelled.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

b.	Environmental Related Matters

The Company has a business permit which allows it to continue operating its business until December 31, 2028. The permit is subject to certain conditions, especially certain conditions imposed by the Israeli Ministry of Environmental Protection. Compliance with these conditions may be costly.

During 2022, the Company's permit providing for deviations from the standards for discharges into the municipal sewage system was extended.  There can be no assurance that such extension will be granted in the future.

In October 2023, the Company received a notice from the Ministry regarding some suspicion of contamination of the soil from a drilling survey that was done in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited the Company's facility and informed the Company that an additional survey of the soil and groundwater in the facility area would be required. As of June 30, 2025, the Company is still in discussions with the Ministry regarding the need for such survey and if deemed required, the scope thereof.

NOTE 7:-	SHAREHOLDERS' EQUITY

a.	Dividend:

On April 8, 2025 the Company declared a cash dividend in the amount of $0.19 per share and $1.3 million in the aggregate. The dividend was paid on April 29, 2025, to all of the Company's shareholders of record as of April 22, 2025.

b.	Share Option Plan:

The Company’s 2018 Share Incentive Plan (the "Plan") authorizes the grant of options to purchase shares and restricted shares units (“RSUs”) to officers, employees, directors and consultants of the Company and its subsidiaries. Awards granted under the Plan to participants in various jurisdictions may be subject to specific terms and conditions for such grants as may be approved by the Company’s board from time to time.

Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option or the expiration dates of the option plan. The options primarily vest gradually over four years of employment.

As of June 30, 2025 options to purchase 374,475 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $8.21 per share. The share-based compensation expense related to employees' equity-based awards, recognized during the six months ended June 30, 2025 and 2024 was $270 and $286, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS' EQUITY (CONT.)

A summary of employee option activity under the Plan as of June 30, 2025 and changes during the six months period ended June 30, 2025 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2025	369,809	8.30	7.8	992
Exercised	(1,584)	5.12	-	-
Forfeited	(13,750)	8.50
Granted	20,000	10.07	-	-

Outstanding at June 30, 2025	374,475	8.21	89	939

Exercisable at June 30, 2025	203,661	6.63	77	834

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the second quarter of fiscal 2025 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company's shares. As of June 30, 2025, there was approximately $1,132 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's share option plan. This cost is expected to be recognized over a period of up to 4 years.

NOTE 8:-	OPERATING SEGMENTS AND ENTITY WIDE DISCLOSURES

a.	The Company operates as a single operating segment - manufacturing, marketing and sale of printed circuit boards.

The Chief Operating Decision Maker (CODM) of Eltek Ltd. is the Chief Executive Officer (CEO). The CEO evaluates the company's performance and allocates resources based on financial information presented on a consolidated basis. The Company’s CODM uses consolidated net income to review actual results to allocate resources within the business to continue growth.

The Company’s CODM does not regularly review asset information and, therefore, the Company does not report asset information.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OPERATING SEGMENTS AND ENTITY WIDE DISCLOSURES (CONT.)

a.	The following table presents information on reportable segment profit for the periods presented:

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
	Unaudited

Revenues	25,285	22,249	12,529	10,466

Less:

Raw materials	6,408	6,060	2,799	3,049
Manufacturing	592	241	202	177
Salaries	10,712	9,081	5,306	4,273
Depreciation	967	753	503	388
Other segment items*	5,239	3,624	3,354	1,828

Net profit	1,367	2,490	365	751

*	Other segment items consist of other cost items including cost of sales, research and development, selling, general and administrative, tax expenses and finance income.

b.	Revenues by geographic areas:
	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
	Unaudited

Israel	17,343	14,832	8,753	7,642
North America	2,936	1,664	1,278	716
Netherlands	1,677	1,980	745	864
India	977	2,144	474	901
Others	2,352	1,629	1,279	343

	25,285	22,249	12,529	10,466

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OPERATING SEGMENTS AND ENTITY WIDE DISCLOSURES (CONT.)

c.	Primary industries for which the Company produced PCBs:
	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
	Unaudited

Defense and aerospace equipment	15,362	14,554	7,848	6,628
Medical equipment	1,784	1,521	717	719
Industrial equipment	1,932	2,301	902	943
Distributors, contract electronic manufacturers and others	6,207	3,873	3,062	2,176

	25,285	22,249	12,529	10,466

NOTE 9 :-	FAIR VALUE MEASUREMENTS

As of June 30, 2025, and December 31, 2024, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.  The Company's financial instruments on June 30, 2025, and December 31, 2024, consisted of cash and cash equivalents, short-term bank deposits, trade and other accounts receivable, other current assets and trade and other payables. The carrying amounts of the financial instruments, approximate fair value due to their short maturity.

NOTE 10:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
	Unaudited

Numerator:
Profit attributable to Eltek Ltd. shareholders	1,367	2,490	365	751

Denominator:
Denominator for basic profit per share weighted-average number of shares outstanding	6,714,721	6,541,077	6,715,402	6,706,379

Effect of diluting securities:
Employee share options	69,833	86,644	68,498	58,062

Denominator for diluted profit per share - adjusted weighted average shares and assumed exercises	6,784,554	6,627,720	6,783,900	6,764,441

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME

Reconciliation of the theoretical income tax expense to the actual income tax expense:

For the six months period ended June 30, 2025 and 2024 the main differences between the theoretical tax expenses (statutory tax rate of 23%) and the actual tax expenses are tax benefits arising from "Preferred enterprises" and non-deductible items and others.

NOTE 12:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, the controlling shareholder of the Company, is also a customer of the Company. The Company sells products to Nistec, pays management fees to Nistec and purchases certain services from Nistec. The Company's transactions with Nistec were carried out on an arm's-length basis.

a.	Balances with related parties:

	Six months ended June 30,	Year ended December 31,
	2025	2024
	Unaudited

Trade accounts receivable	407	246
Trade accounts payable	42	38

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
	Unaudited

Revenues	556	517	187	358
Purchases, selling, general and administrative expenses	256	147	153	75

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers. The Company sells PCBs to Nistec based on its standard pricing, each PCB may be subject to a discount at such rate as offered by the Company from time to time to its other customer, provided that in no event shall the quoted price fall below 1.6 times the variable cost of such PCB, as determined by the Company's dynamic pricing system. Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%).

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

Soldering and assembly services - The Company may acquire soldering services and/or purchasing services from Nistec. Nistec’s pricing for its soldering services will be its standard pricing (the “Pricing”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Pricing will be negotiated by the parties in good faith (without participation of Mr. Nissan, the Company's controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. The Company’s purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 3,000,000 per year.

Managements fees - In July 2024, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the terms of the amended Management Agreement. Nistec is entitled to a monthly management fee of NIS 120,000 ($33,000). In the event that the Company’s audited consolidated financial statements reflect that the Company’s net income equals 4% or more of the Company’s revenues, Nistec is entitled to receive an annual performance-based bonus in an amount equal to three (3) times the monthly management fee.

Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan is entitled to receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement will not exceed an aggregate amount of NIS 10,000 ($2,700) per calendar quarter.

Mr. Nissan is reimbursed for food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 1972.

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